April 22, 2010

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:  Kevin Woody, Accounting Branch Chief

Re:  AMREP Corporation
File Number: 1-4702

Dear Mr. Woody:

The following comments are in response to the comments contained in your letter dated April 6, 2010, regarding the review of the Annual Report on Form 10-K of AMREP Corporation (the “Company”) for the fiscal year ended April 30, 2009 (“2009 Form 10-K”).  For ease of the staff’s review, we have included in bold type below the two comments contained in the April 6, 2010 comment letter followed by the Company’s response thereto.

Form 10-K for the Year Ended April 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended April 30, 2009 Compared to Year Ended April 30, 2008, page 24

1.   Given your disclosure regarding the downturn in the real estate market in the Rio Rancho area, and the trending decrease in sales price per acre of your real estate holdings, tell us whether you have performed impairment analyses of real estate inventory and investment assets and the significant assumptions used by management.

Impairment analyses of real estate inventory and investment assets were performed as of April 30, 2009 in accordance with lower of cost or market principles and it was determined that no impairment existed for either the real estate inventory assets or investment assets.

Management utilizes a combination of methods on an ongoing basis for determining the fair market value of its real estate and investment assets. These methods include using sales information from the Company’s records, evaluating sales and pricing trends in the market, and obtaining third party appraisals.

Because the Company is the major landowner in Rio Rancho, New Mexico, where approximately 90% of its real estate inventory is located, it has access to most of the information regarding recent sales activity in this geographic region from the data base of its own transactions. Thus, for the year ended April 30, 2009, to assess the recoverability of inventory land value in areas where the Company has prior sales history, it utilized recent selling prices and information obtained in discussions with the builders who have been its recurring customers regarding their future inventory requirements and building plans.  In these areas, as well as in other areas where there have been no recent sales, the Company tracked selling prices of new homes to assess whether its current selling prices would be sufficient to allow the builder to purchase land at prices that, in turn, would provide the Company with full recoverability of its land costs.  In order to make these assessments, the Company had to incorporate assumptions regarding pro-forma construction and development costs, for which it used outside sources of information.  It is noted that subsequent to April 30, 2009, appraisals have been obtained by a lender to the Company on land representing approximately $54.2 million, or 73% of the land inventory in Rio Rancho, and that these current appraisals supported the Company’s previous assessments. The Company also had current appraisals for approximately $7.0 million, or 9% of the Rio Rancho land inventory value.  In addition, the Company notes that it acquired its core property in Rio Rancho in the 1960's and thus the original cost basis of its undeveloped inventory land is extremely low, which basis has provided the Company with a margin against the sales price declines that have occurred in the current real estate environment.

For the Company’s land held for sale outside Rio Rancho, the Company obtained an appraisal dated May 28, 2009 for the year ended April 30, 2009 for land with a cost basis of approximately $6.2 million, representing 82% of such inventory. For the remainder of the land held outside Rio Rancho, with a cost basis of approximately $1.3 million, the Company relied upon an appraisal of an adjoining parcel of land, and utilized a sales comparison approach between the two parcels to assess the recoverability of the carrying value.

With respect to investment assets, which represent vacant and undeveloped land not held for development or sale in the ordinary course of business, the Company utilizes the prices of periodic sales of such land for valuation purposes.  Investment assets were also acquired in the 1960's and thus the original cost basis is extremely low compared to sales prices, which recently have averaged approximately $63,000 per acre in fiscal 2009 and $20,000 per acre in fiscal 2008.

Item 8. Financial Statement and Supplementary Data

(3) Real Estate Inventory, page 45

2.  We note that the Company accepted deeds in lieu of foreclosure related to delinquent mortgage notes receivable on previously sold real estate inventory during 2009 and 2008.  Please tell us the significant terms of the original sales agreements, including, but not limited to, sales price, initial cash deposit, initial loan amount and gain on sales.  In addition please tell us the method by which the Company originally recognized the gain on sale of these assets.

A schedule that summarizes the principal financial terms of the original sales transactions related to those properties that were subsequently returned to the Company in lieu of foreclosure is attached to this letter as Schedule 1. As indicated on that schedule, in all the originating transactions the buyer made an initial cash payment of 20% of the total sale price and the Company took back a first mortgage on the property. The terms of the mortgage notes included annual required payments of principal and had stated interest rates ranging from 8.5% to 10.25% and, in order to obtain mortgage releases on portions of the land purchased, the buyer was required to pay an additional amount based on a percentage of the original sales price of the property to be released that would be sufficient to maintain the buyer’s continuing investment in the purchase price of the land remaining subject to the mortgage at or greater than 20%.

The Company recognized the gain on the sale of these assets on the full accrual method as a result of the terms of the sale meeting the recognition standards of the then applicable Financial Accounting Standard Board’s Statement No. 66, “Accounting for Sales of Real Estate”, (currently Accounting Standards Codification 360-20-40).

*****
The Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•
Comments made by the SEC staff or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this letter is responsive to your comments.  If you have additional comments or need to contact the Company further, you may contact me at (609) 716-8210 (fax number (609) 716-8255).

Yours truly,

/s/ Peter M. Pizza_
Peter M. Pizza
Vice President – Chief Financial Officer

cc: Roger Smith - McGladrey & Pullen, LLP
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